Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a communication made available to employees of The Toronto-Dominion Bank on June 7, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION MADE AVAILABLE TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JUNE 7, 2010
DAILY MEDIA ROUNDUP
Compiled by Corporate and Public Affairs
REVUE DE PRESSE QUOTIDIENNE
Compilé par Affaires internes et publiques
June 7, 2010/7 juin 2010
1. G20 leaders clash over recovery strategies The Globe and Mail
Finance ministers and central bankers from the G20 countries agreed on one thing this weekend: the need to sustain a precarious global economic recovery. See full story
2. European mess not the only thing on Carney’s mind The Globe and Mail
When Bank of Canada Governor Mark Carney said last week that any future interest rate hikes would need to be “weighed carefully against domestic and global economic developments,” far more weight was given to the “global” part of that phrase than the “domestic.” See full story
3. Canada should join global bank tax club National Post
Prime Minister Stephen Harper should not spend his time, and political capital, trying to fend off a global bank tax. It’s a levy whose time has come and is supported by the IMF, the United States and the European Union. Written by Diane Francis. See full story
4. There’s a deeper meaning behind tighter insider reporting rules The Globe and Mail
It’s not easy being an executive these days. First, there’s been one of the worst recessions of the past 80 years to deal with. Written by Thane Stenner, director, wealth management, and founder of Stenner Investment Partners of Richardson GMP Ltd. and author of True Wealth: An Expert Guide for High-Net-Worth Individuals (And Their Advisors). See full story
5. First we take Manhattan Listed Magazine
Who needs M&A? Since the crash, Canadian banks have been expanding in the U.S. by hiring hundreds of top American execs. Teri Currie quoted; Bill Goings, Kevin Kessinger, Deborah Davis, Brian Murdock, and Walter Owens. See full story
6. Charlotte seen as a likely target as TD Bank grows Charlotte Business Journal
The next time a Charlotte-area bank looks for a buyer, expect Bharat Masrani to be one of the suitors. Bharat Masrani and Neil Parmenter (Corporate and Public Affairs) quoted. See full story
7. Greenville’s future can change for the better Greenville News (SC)
Right, Yogi. As usual, baseball icon Yogi Berra has an observation that’s perfect for the occasion. The future, with the pending arrival of TD Bank Financial Group as new owner of South Financial Group, will likely not be what it used to be. Yet, it could be at least as good or even better. Only time will tell. See full story
8. VIDEO CLIP: Canal Argent — Un jeu-questionnaire sur la planification financière [Financial Planning quiz] Canal Argent
Nathalie Amzallag, planificatrice financière chez TD Waterhouse, présente un jeu-questionnaire sur la planification financière. [Nathalie Amzallag, Financial Planner at TD Waterhouse, presents a quiz on financial planning.] See full story
9. 5 Banks That Might Get Burned by Reform TheStreet.com
A controversial provision in the current version of the Senate’s financial reform bill could lead to dilutive common equity raises at several large banks. TD mentioned. See full story
10. Canada no longer a safe haven; Correlation study; When foreign markets fall, so does Bay Street National Post
Just as the global recovery seemed poised for lift-off, evidence is emerging it may be stalling out. Disappointing U.S. jobs figures released yesterday along with fiscal austerity measures now being instituted by about 60% of countries around the world, likely means investors should prepare for a rockier path ahead. See full story
11. Wal-Mart new kid on bank block; Launches June 15; Will offer ‘convenient and value-focused products, services’ National Post
Wal-Mart Stores Inc. changed the face of retail in North America by making life easier for the little guy through its simple formula of cutting prices and cranking up volumes. See full story
12. When insurers say ‘more choices,’ it means ‘less coverage’ The Toronto Sun
Unless you’re a lawyer or are familiar with insurance laws you probably don’t understand the car insurance coverage you have or need. This situation will only get worse come Sept. 1, when Ontario’s new no-fault benefits laws come into force. See full story
13. Mortgage rates creeping up; Don’t expect rates to rise as quickly as they fell Ottawa Citizen
Whichever way you look at it, interest rates have been pretty low of late. However, fixed-rate mortgages are rising and variable mortgage rate hikes are almost sure to follow. Grant Bishop (TD Economics) quoted. See full story
14. Value key to inner-city success Calgary Herald
Calgary has the demographics and the dynamics to attract people to live downtown — even with the recent slump in highrise activity in areas such as the Beltline, says an expert in inner-city condos. Chris Wisniewski (AVP, Real Estate Secured Lending, TD Canada Trust) quoted. See full story
15. Getting Engaged YorkU Magazine
The word “engagement” can mean many things to many people, from forming romantic attachments to sharing in the activities of a group. It’s that second enterprise the York University-TD Community Engagement Centre (CEC) is, well, engaged in. Part of, and partner with, the local Jane-Finch community, the centre is located in Yorkgate Mall — the heart of the neighbourhood at the busy northwest corner of Jane Street and Finch Avenue. See full story
16. Canadian health care falls short of what we deserve The Globe and Mail
‘Can you help me find a family doctor?” It’s a question I’m asked practically every day in the hospital wards where I work. No wonder. According to the Canadian Medical Association, four million to five million people lack a family physician. TD Economics mentioned. See full story
17. Philly shows off its pedal at annual Cycling Championship Philadelphia Daily News
Joan Iacocca and Kathy Francis rode their bicycles from Lansdale to Philadelphia in the brutally humid weather to watch the TD Bank 26th International Cycling Championship yesterday. TD Bank mentioned. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. G20 leaders clash over recovery strategies
The Globe and Mail
06/07/2010
BILL CURRY
Pg. B1

Finance ministers and central bankers from the G20 countries agreed on one thing this weekend: the need to sustain a precarious global economic recovery.
Where they differ is on how.
The world’s leaders are grappling with tension arising from the challenge of knowing whether it’s time to turn off the stimulus taps and focus on restraint, or whether the economic situation demands a more measured approach.
On one side is U.S. Treasury Secretary Timothy Geithner, who said the world can not bank on the cash-strapped American consumer to drive growth and urged other nations to stimulate their own demand. “Stronger domestic demand in Japan and in the European surplus countries” is needed, Mr. Geithner told reporters in Busan, South Korea. Fiscal consolidation, while necessary, should be done over the “medium term.”
On the other is European Central Bank President Jean-Claude Trichet, who said fiscal tightening in “old industrialized economies” would aid the expansion by shoring up investor confidence. It’s a position that was supported by French Finance Minister Christine Lagarde, who said “For the vast majority, addressing finances, budget consolidation, is priority No. 1.”
The meeting in Busan, South Korea, took place ahead of a gathering of G20 leaders in Toronto June 26-27, where a key part of their work will be to outline how they will wind down stimulus spending without upsetting the recovery.
Each strategy carries threats for the global rebound that the G20 said faces “significant challenges.” Continued stimulus risks bondholder revolt over rising debt burdens, while spending cutbacks could worsen unemployment. Relying on exports leaves the world prone to trade wars and competitive currency devaluations as countries seek to give their companies an edge.
The twist in these talks is a call — supported by Canada — that every G20 member outline individual economic recovery plans and submit them to an independent review — likely by the International Monetary Fund — and by other G20 countries.
This sets up a historic test of whether fiercely independent world powers like the United States and China will allow other countries to judge the soundness of their plans.
The issue is on the agenda for Toronto and was discussed by G20 finance ministers over the weekend. Without naming other countries, Finance Minister Jim Flaherty said there is general support for these independent reviews, but some countries don’t want the reports to become public.
“There is some concern about sovereignty and not having public disclosure of an assessment of a particular country,” he said. “But I think as we go through the process and it becomes entrenched, that it will gradually become more acceptable.”
The U.S. and China have long objected to anything that appears to violate traditional concepts of sovereignty. Canada is pushing for this to change and one G20 official claims there has so far been no strong resistance.
Former prime minister Paul Martin, who helped create the G20 finance ministers’ forum, says sovereignty is now, and has always been, the key issue before the G20.
“The fact is that arguments over sovereignty continue to provide the underpinning of virtually every debate at the G20 table,” he writes in the latest issue of Policy Options. “Well, the time has come to move on... The fact is effective global co-ordination does not mean the slow road to global government, as some seem to fear.”
For his part, U.S. Treasury Secretary Tim Geithner praised the value of the G20 for encouraging countries to work together to serve broader interests in a strong economy..
“We will give our full support to the G20 agenda of growth and reform,” he said.
BRITAIN TO ANNOUNCE CANADIAN-STYLE CUTS
London’s Daily Telegraph reported that David Cameron’s government will announce a “once-in-a-generation” revolution in public spending inspired by Canada in the mid-1990s, when the government turned a budget deficit of nine per cent of GDP into a surplus.
David Cameron is expected to say that the scale of the problem is worse than he thought and the potential consequences even more critical. The Prime Minister will say that the “momentous” decisions he will take will have “enormous implications” that will affect everyone.
The new approach to public spending will see:
An unprecedented public consultation exercise on what people expect from public services and where they think the cuts should fall.
A fundamental re-evaluation of the relationship between government and the public sector.
A new “star chamber” of Cabinet ministers vetting every departmental budget.
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2. European mess not the only thing on Carney’s mind
The Globe and Mail
06/07/2010
JEREMY TOROBIN
Pg. B2
When Bank of Canada Governor Mark Carney said last week that any future interest rate hikes would need to be “weighed carefully against domestic and global economic developments,” far more weight was given to the “global” part of that phrase than the “domestic.”
After Mr. Carney cited Europe and its debt mess no fewer than four times in the page-long statement announcing Canada ‘s first monetary tightening since 2007, the general consensus was that the continent’s woes were the only obstacle blocking the string of uninterrupted hikes that many investors had come to expect.
In an interview from Busan, South Korea, this weekend, Mr. Carney acknowledged the Bank of Canada is between “opposing forces” — a rosy picture for Canada at home but a precarious one across the border and on the other side of the Atlantic Ocean — as it assesses its path to higher borrowing costs.
But is it the whole story?
Even before the European melodrama started to lap at Canadian shores, growth was forecast to slow , inflation expectations among businesses were more or less contained, and an aggressive, unfettered tightening campaign wasn’t exactly a sure thing.
The labour market is recovering, with a fifth consecutive month of net job gains in May. “It’s still relatively early days,” Mr. Carney said. “At our peak, we lost 400,000 jobs in the country and gained three percentage points of unemployment.” Unemployment is still around 8 per cent, and a Statscan report last month indicated that laid-off workers aren’t likely to find new jobs without settling for pay cuts or stingier benefits, or both. That could hamper consumer spending, which is expected to slow regardless as Canadians try to cut their debt loads before interest rates get too high.
The housing market, a major source of Canada ‘s recovery, is already showing signs of cooling and will continue to return to earth as new federal rules make it harder to qualify for mortgages and as the expectation for higher borrowing costs deters buyers.
And even as government stimulus spending dries up, business investment is still tepid and likely will be until more of the slack left over from the recession is absorbed. Mr. Carney said that a pickup in business investment will be needed for the “handoff” from government spending and super-low interest rates to a private-led, sustainable recovery.
A report Friday from Statistics Canada will give the latest snapshot of how quickly slack at the country’s factories is being chewed up — an important variable in the mix because that’s as key a driver of inflationary pressures as anything happening across the Atlantic.
Industrial capacity use in the last three months of 2009 was 70.9 per cent, Statscan said in a March report. That reading marked the first sizable increase in three years, but it wasn’t very far from the record-low 68.5 per cent reached in the second quarter of last year.
If Friday’s capacity use number is mind-blowingly positive, it could force Mr. Carney to rethink his timeline for when Canada ‘s economy could be running again at full tilt. (Right now, that’s pencilled in for the second quarter of 2011.) More likely, the data will serve as a reminder that the Governor will have more than Europe on the brain as he contemplates his next few rate decisions.
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3. Canada should join global bank tax club
National Post
06/07/2010
DIANE FRANCIS
Pg. FP2
Prime Minister Stephen Harper should not spend his time, and political capital, trying to fend off a global bank tax. It’s a levy whose time has come and is supported by the IMF, the United States and the European Union.
It is a sound, and appropriate, multilateral response to banking malpractice. It would go toward the cost of oversight plus a gigantic bailout fund, both of which would aim to avoid the bad practices that ruined the world economy in 2008 at a cost of trillions in tax dollars and millions of jobs.
Canada’s arguments against the tax are:
•	Canada’s banks should not be forced to pay a levy when they didn’t do anything wrong.

•	A levy such as this one would create a moral hazard, and encourage bad banking by removing negative consequences.
My reaction to these arguments, which are the bankers’ arguments backed by the Tories, is that the elegant way to co-operate internationally while sheltering the Canadian banks is to agree to the global tax and lower bank taxes at home in compensation.
Corporate and bank taxes in Canada, by the way, should have been lowered before anyway.
The issue here is that multilateral management and readiness are the only hope that another meltdown won’t occur again. Banks have behaved badly most everywhere and some will do so again if they operate in countries that don’t know what they are doing.
That’s why Ottawa’s underlying argument — that bank regulation or taxation is a matter of strict sovereignty — represents a bigger moral hazard than bailouts do.
Without a global bank tax, and multilateral tough rules, a new generation of players can plug into the global financial economy, behave recklessly, cause harm to millions and suffer no negative consequences whatsoever because they are bust or are hiding behind a border.
A global bank tax will not only help defray costs, but more importantly will greatly leverage peer-group pressure on the part of good banks paying taxes toward bad banks that are about to go bust and result in a higher global bank tax.
And frankly, banks that decline to pay such a global bank tax should be boycotted.
It is imperative for a country such as Canada to fully encourage the creation of a global governance system and pre-emptive nest egg to help defray regulatory costs as well as future damages.
Without global oversight and “skin in the game” in the form of a global tax, the global financial economy will again be revert to being run like Dodge City without a sheriff.
By the way, what the IMF has suggested with this tax is no different than what is required in the mining industry in most provinces. Companies must submit credible remediation plans to restore the environment after their mines have finished operating. Then they must sequester the funds to do the job even when that future cost will amount to tens or hundreds of millions of dollars so that taxpayers aren’t left holding the bag when a company’s disappeared or gone bust.
If that’s good enough for resource companies, why shouldn’t all the world’s banks have to do the same?
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4. There’s a deeper meaning behind tighter insider reporting rules
The Globe and Mail
06/07/2010
THANE STENNER
Pg. B6
It’s not easy being an executive these days. First, there’s been one of the worst recessions of the past 80 years to deal with.
If that weren’t enough, a rash of corporate incompetence and financial scandals (the latest involving investment bank Goldman Sachs ) has made C-suite executives and corporate directors into public enemy No. 1.
Myself, I believe some of this animosity is warranted. There’s little doubt that some bad decisions made by executives in certain industries resulted in massive economic destruction — destruction that you and I will be paying for with our tax dollars for many years.
That said, the vast majority of chairs, CEOs, and CFOs I’ve met are hard working, honest, and 100-per-cent committed to their work.
They had nothing to do with the economic catastrophe, yet they continue to be considered responsible for the recession. It’s not fair, but it’s the way it is.
Given the current climate of hostility directed toward the corporate boardroom, I suppose it’s not a surprise to hear that the Canadian Securities Administrators will be implementing tighter insider reporting regulations.
The key features of the new regulations are:
*	Introduction of a new concept of a “reporting insider.” Generally, only those who meet the definition of a reporting insider will be required to file trading reports;

*	Expansion of the insider reporting obligation to “significant shareholders” — those who own or exercise control or direction over securities carrying more than 10 per cent of the voting rights in a corporation, or any securities convertible within 60 days that would put them over this threshold;

*	Expansion of the reporting requirement beyond beneficial ownership or control or direction over securities to also include interests in related financial instruments (i.e., derivatives);

*	Acceleration of the required filing deadlines for insider trades. It used to be 10 calendar days; starting Oct. 31, it’s down to five.
On the surface, these are simply changes meant to ensure smooth and consistent application of insider reporting across the country. But it’s hard not to read a deeper meaning into them, particularly in today’s climate of antagonism toward corporations as well as CEOs, presidents, CFOs, and other senior-level executives.
Reading over the regulations got me to thinking about what the changes will mean for our executive clients, and how they might prepare for them. Here are a couple of quick thoughts:
Prepare for diminished
privacy
One of the first changes that wealth brings to an individual’s life is an erosion of privacy. The new insider reporting regulations are another example of that.
No, there probably isn’t a lot you can do about that. But it makes sense to be prepared.
Of course, non-disclosure is both illegal and impossible. But it’s a good idea to be cautious about sharing more information than you have to about purchase or sell decisions, or about your wealth in general.
Always remember: you don’t need to provide details about your wealth, explain how you got it, or apologize for it. In my opinion, this will simply be fuel for those who would belittle your achievements or criticize your life.
Investigate alternate
diversification strategies

One of the challenges of the new reporting rules is that it will make it more onerous for insiders to diversify concentrated positions of company stock.
Despite that, I strongly encourage all executives and insiders who hold significant concentrated positions of company stock to investigate diversification strategies (the same goes for those holding large option positions).
Obviously, a simple sale is one such strategy. But there are others. For executives and insiders forced to maintain significant positions in the company they work for (because of vesting agreements, or even as a PR exercise), an option collar or equity monetization agreement might be a good idea.
With an option collar, the investor enters into a contract with an institution to establish a “floor” and a “ceiling” price for a large stock position.
The result is a range of value for the given stock — the “collar.”
If the stock moves below the floor, the executive can sell for the agreed-upon floor price. In return, the executive gives up any appreciation beyond the ceiling price.
An equity monetization agreement involves a payment made between an institution and an investor that functions as an advance on the eventual sale of securities.
The investor receives a loan for between 75 and 85 per cent of the position’s current value, while agreeing to sell the position to the institution at a certain date in the future.
The proceeds can then be immediately invested in a diversified portfolio, without having to wait for lockups or other restrictions to expire.
Yes, you may have to disclose these kinds of transactions. Yes, you might face some public criticism for diversifying.
But I believe you have a right to protect the wealth you’ve earned. The protection a diversified portfolio offers is almost always worth the scrutiny, especially these days.
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5. First we take Manhattan
Listed Magazine
Summer 2010
DANA LACEY
Back in 2008, when the financial crisis was at its most intense and the market collapse most severe, U.S. banks and financial institutions were going cheap. JPMorgan Chase started things off, famously acquiring Wall Street giant Bear Stearns in March for $2 a share. That September, it was Barclays’ turn, snapping up Lehman Brothers’ American operations. In October, Wells Fargo grabbed Wachovia.
About then, a lot of smart people looked forward and said it was only a matter of time before Canada’s big banks — the soundest, healthiest and most stable in the world — joined the buyers at the buffet. After years of struggling to be more than minor players to the U.S. market; this was their chance.
It didn’t happen. And by late last year, as stock markets rallied, the recession ended, credit markets came unstuck, and fear of a total financial meltdown had mostly passed, questions arose. “Did Canadian Banks Miss Their

Chance?” asked a headline in The New York Times. The accompanying story noted that while being very conservative helped make Canadian banks the envy of the world, the same mentality in the current buyers’ market meant lost opportunity. The suggestion: Canada’s stand-pat bankers may have been “too buttoned-down for their own good.”
Perhaps. But it’s also possible that this sort of questioning provided great comfort to Canada’s top financial execs — because it meant that no one was really on to their plans.
On January 14 of this year, the CEOs of Canada’s four largest banks confidently told and RBC Capital Markets banking conference audience in Toronto that not only had the window on big deals in the U.S. not closed, but that it wasn’t really even open yet. Come back in 2011. Major transactions were still too risky — and would remain that way until new global banking rules, now being worked on in advance of the June G20 summit in Toronto, are adopted and established. Without them — and their new crisis-inspired limits on minimum capital levels and maximum leverage ratios — there would be no way to assess asset values and risk. RBC chief executive Gord Nixon even suggested that a major acquisition in the current market would be “almost irresponsible.”
What Nixon and the others didn’t say was that rather than merely sitting on their cash, they’d been attacking the U.S. market in a different way. That became clear just five days later, when RBC (TSX: RY) announced the appointment of company veteran Blair Fleming to head and expand its U.S. investment banking division; at the same time it revealed that over the past year RBC had hired 320 new employees for its U.S. operations, including 100 senior executives — most of them lured from once-powerful American institutions.
All at once, the Canadian financial sector’s strategic response to the unprecedented opportunity stateside was laid bare; why buy distressed companies with all kids of problems and incur huge potential risks when you can simply hire their best people? A great buyers’ market for companies, it turns out, is an even stronger buyers’ market for personnel.
In RBC’s case, this has meant collecting senior executives with a proven track record in the American market and putting them to work on its behalf there. Some of the 300 — plus new hires padded out existing departments, while others were chosen to lead the bank into new markets, including aerospace, restructuring and transportation.
RBC is hardly alone. Toronto-Dominion Bank (TSX: TD) has added over (60 VP-level-or-higher employees to its 22,000 — strong U.S. workforce since the start of 2009. Bank of Montreal (TSX: BMO) has hired more than 350 senior employees globally in the past year, the bulk from south of the border, CIBC (TSX: CM) got its ball rolling in 2007 when it hired David Pritchard, formerly of the New York-based investment bank Jefferies Group, as co-head of its equity capital markets group; at the same time, Manulife and other financial firms have also tapped the U.S. market for key hires.
According to one industry insider who is actively recruiting American talent and would only speak anonymously, the caliber of the available talent — both out of-work and employed-but-looking-has been staggering. “These are people who could run their won businesses, people who could be head of investment banking at any of the Canadian banks, people who’ve run multi-billion-dollar lending portfolios,” he says. Some are ex-pats looking to return home. Many are simply worried about the future at their present employer.
Adding staff, even senior talent by the hundreds, doesn’t generate the one-time bang and potential sudden presence that a major acquisition brings. But many would argue that it could pay off bigger in the long run. There aren’t any of the nasty surprises that come with big deals, either — like when Bank of America needed a US$45-billion government bailout to stay afloat after it bought Merrill Lynch in 2008.
If our banks’ CEOs are sincere, there may yet be some big deals coming for them in the U.S Bank of Montreal CEO William Downe made headlines at BMO’s annual meeting in late March by describing the current climate as a “once-in-decades” opportunity to expand in the U.S.But how those steps will play out remains to be seen. What we know today is that the industry’s once-in-a-lifetime implosion has stocked the financial services hiring waters with choice talent. And the frenzy is on.
Murray Leith is impressed by what he sees. “Canadian banks are doing the right thing by taking advantage of the chaotic situation in the U.S.,” says Leith, vice-president and director, investment research at Odlum Brown in Vancouver. He likes that banks are picking up people assets instead of acquiring debt-laden, problem businesses.
It’s a smart strategy, Leith says. “For one, banking is a people business. But the reality in any business is that at any time,. Good talent is hard to find. During a recession, the talent pool simply gets deeper. So when a lot of high-quality people became available, it was fortunate that the Canadian banks had deep pockets.”
In some cases, at least, the deep pockets came before the job details. Most banks, as a general rule, believe in hiring first and tasking later. “We don’t always know exactly what the opportunity will be when we hire them,” says Teri Currie, TD’s executive vice-president of human resources and corporate and public affairs. “But when we find great talent, we find a way to fit them into our team.”
But with the job pool as deep as this one, it’s especially important to be flexible — and opportunistic. “You start to think outside the box when you meet people that are really talented but may not fit any specific role,” says the anonymous insider. “We’ve created businesses around individuals.”
The same holds true to some extent for RBC under Fleming’s newly expanded mandate as head of U.S. investment banking, the bank is also building out two new practice groups, transportation and restructuring, both of them headed by new U.S. hires — Michael Coyne, formerly of Piper Jaffray, in transportation, and Jeff Gelles and Erwin Mock, both formerly of UBS in restructuring.
Deep pockets aren’t the only factor in the Canadian firms’ advantage. The slump in U.S. financial markets has been embraced by many execs who are ready for an opportunity to switch onto a different career path. Canadian banks currently boast more such opportunities than many U.S. firms. This makes it easier for Canadian firms to bring in Americans without having to overpay.
According to the insider, before the crash, candidates could expect three or four U.S. firms competing to hire them for very similar roles. So the decision often came down to who would pay the most. But now, with fewer offers out there overall, typically spread over a greater range of jobs, there are fewer bidding wars. “We’re offering better packages than what they’re experiencing currently, so we look like a pretty attractive opportunity,” he says.
Such opportunities also extend beyond the U.S. market, he adds. “London’s been hit as hard is not harder, than the U.S. It’s just and incredibly great time for Canadian firms to improve their talent base and take advantage of this buying opportunity.”
Seventy-five percent of TD’s senior-level employees are promoted from within. It’s part of the company sell: TD encourages ambition. Employees are free to move out a few career fits before continuing the climb up management hierarchy.
The other 25% of new senior hires are outsiders. And right now, of all the Canadian banks recruiting American talent, TD has probably been the most active in deploying them at the highest levels in Canada. Among recent top hires that fits this description: Bill Goings, president of TD Insurance, was the former president of life insurance at Genworth Financial; Kevin Kessinger, formerly of Citibank, is TD’s new chief information officer; Deborah Davis became head of compliance after leaving Wells Fargo, while Brian Murdock, TD’s new president of asset management, held a similar job at New York Life. When it comes to top U.S. hires that TD has redeployed in the U.S, Walter Owens stands tall (see sidebar). The former president of insurance giant CIT’s corporate finance group, Owens joined TD in late 2008 to become head of its commercial lending operations in the U.S.
BMO has done largely the opposite. It’s deployed most of its senior American hires in its capital market investment operations in Chicago and New York, hoping to grab market share in those areas while its competitors are still scrambling to rebuild. At Harris Private Bank, for example, it hired Mary Jo Herseth as its new head of banking. The 28- year industry veteran previously held the position of executive vice-president of wealth management at LaSalle Bank. New regional president Kerry Hughes came from a 19-year career at Citibank, Christopher McCommish, executive vice-president and head of retail banking at Harris Community Bank, was lured from Wachovia. More recently, it hired David Weiss as head of U.S. leveraged finance distribution and trading, where he is responsible for building the firm’s loan and bond sales and trading effort.
His initial plans; beefing up BMO’s U.S. sales force and adding trading expertise in both leveraged loans and high-yield bonds during a well-calculated hiring spree.
If BMO CEO Downe makes good on his recent pledge to pursue takeovers in the U.S., his bank’s impressive list of hires may be eclipsed by an even bigger transformation. But whether or not BMO and the other big Canadian institutions take the acquisition plunge, those in the know believe the U.S. hiring binge has yet to run its course.
Just as pending changes to bank regulations are proving to be a potential factor in stalling acquisitions, future regulatory changes are also expected to squeeze specialty U.S. lenders out of business — and that could result in a fresh batch of potential hires looking to Canadian employers. That’s on top of the current flow of people losing faith in the U.S. financial industry’s ability to ever be as attractive as it once was.
“I heard the other day that JPMorgan is making employees pay their own cellphone bills,” says the anonymous insider. “The point is that all these firms are (still) looking to cut costs, which is going to upset a lot of employees.” He predicts the hiring spree will continue for at least another year, if not more.
If there are any obvious potential concerns or limits to this strategy going forward, they lie in two areas. First is the matter of the U.S. marketplace. Until it rebounds, gaining business and market share will remain a tough go for aspiring entrants. A lack of growth in new business could lead to a lack of further growth in new hiring.
An even greater challenge could be the human factor. It’s no secret that fresh, innovative ideas are as good as currency. A new hire can bring along a Rolodex of key business connections to forge larger-scale relationships. A good manager can lead a company to success. But with success comes the challenge of retention. There is no guarantee that a human asset, will stick around long enough to fulfill the cost of their acquisition. Indeed, the return to better conditions in the U.S. that might drive growth for new market entrants might also present their new hires with more options and greener pastures elsewhere. And that could spell the end of the hiring boom.
Or will this time be different? Our insider thinks it’s possible. “This time, banks, private lenders, hedge funds and private-equity funds are all downsizing. There are not a lot of places for people to go,” he says. “These companies accounted for some 50% of leveraged loans in the U.S. It’s unlikely they’ll regain their former glory anytime soon.”
One reason, of course, is that a lot of their best assets are now working someplace else, for owners headquartered north of the border.
* * * * *
ANATOMY OF AN AMERICAN HIRE
Canadian banks are bulking up on once-untouchable U.S. recruits. Walter Owens is one of them
It was June 2008 when Walter Owens got his first phone call from a TD Bank recruiter. The bank was looking for someone to lead its commercial lending operation in the U.S. As president of corporate finance at CIT, a New York specialty lending, leasing and advisory giant, Owens’ interest was piqued. He’d been in his job a little more than a year, but had already decided he was finished with specialty lending — one of the riches hardest hit by the financial collapse. After several meetings and some further soul searching, Owens accepted the offer.

What led Owens to quit his job at CIT? “That’s an easy one,” he laughs. “It’s remarkable how quickly banks went from being obsolete to being the only model that had any future in the lending business. Only three years ago it was the opposite. Unfortunately, I watched it unfold at CIT. During 2007 and into 2008 it became obvious there was no future in specialty lending. I left CIT because their business model became obsolete.”
Owens had joined CIT in 2005 as executive vice-president and chief sales and marketing officer. He was named to run CIT Group’s commercial banking division in early 2007 around the same time the credit crisis reared its head. “I spent the first year of the job doing everything I could potentially think of to figure out some kind of solution that would make CIT work”. He searched for alternatives to CIT’s specialized niche. “I looked into equity funds and hedge funds, everything I could think of.” All he found were dead ends.
It was just after his one-year anniversary on the job when Owens decided the downward trend was permanent. That same month, he got his first call form TD. “it was one of those phone calls you immediately realize is a smart one to take,” he says. By the fall, CIT issued an SEC filing announcing his departure. “I left in mid-October, right after Lehman Brothers went down. “The 49-year-old didn’t bother to take a break between jobs, he says. “After living almost two years in crisis mode, I couldn’t wait to get started.”
Owens got out just in time. CIT continued its downward spiral, posting a US$2.9 billion lost in 2008. In early 2009, CIT received a US$2.3-billion TARP loan from the U.S. Treasury. But it didn’t prevent the company from filing for Chapter 11 bankruptcy in November. It recently posted a US$4-billion loss for 2009-D.L.
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6. Charlotte seen as a likely target as TD Bank grows
Charlotte Business Journal
06/07/2010
ADAM O’DANIEL
The next time a Charlotte-area bank looks for a buyer, expect Bharat Masrani to be one of the suitors.
Masrani, chief executive of TD Bank, the U.S. subsidiary of Canada-based Toronto-Dominion Financial Group, says he is happy with his new foothold in North Carolina. But he also isn’t backing away from speculation that TD Bank will seek to grow by acquisition in North Carolina and Georgia as it enters Southeastern banking markets.
“One never wants to say never,” Masrani recently said in a conference call with investors. “We are very happy with the footprint that we have. But should a compelling opportunity come up, we will certainly look at it.”
Observers speculate Masrani’s expansion plans will focus on the only major markets where his bank doesn’t have a presence along the Eastern seaboard: Charlotte, Raleigh and Atlanta.
Last month, TD announced plans to buy Greenville, S.C.-based The South Financial Group. South Financial owns 22 Carolina First bank branches in western North Carolina, 83 branches in South Carolina and 66 Mercantile Bank branches in central and northern Florida.
The acquisition is part of TD’s rapid expansion into the Southeast from its core territory in the Mid-Atlantic and Northeast, where it is a top-10 bank in most major markets. Before striking a deal with South Financial, TD already this year had acquired three failed Florida banks from the Federal Deposit Insurance Corp.
Filling gaps in its market
The deals, once finalized and integrated, will give TD a strong presence from South Florida to Maine. But obvious holes remain in North Carolina. The proposed acquisition of South Financial gives TD Bank a firm footing only in sleepy mountain communities. It also inherits a few branches in Wilmington.
But beyond five branches in S.C. counties near Charlotte, it lacks any presence in the Queen City, the largest banking market in the Carolinas.
Masrani told investors his company’s presence in the mountains will serve as “a beachhead from which to grow” in North Carolina.
A TD Bank spokesman confirms the bank wants to grow in North Carolina.
“Are we interested in continuing to grow in the Carolinas? Yes,” spokesman Neil Parmenter tells the Charlotte Business Journal. “What will that look like? It’s too early to say.”
TD Bank started building its U.S. franchise six years ago with the purchase of New England’s Banknorth Group. It followed up the 2007 acquisition of New Jersey-based Commerce Bancorp.
Today, TD Bank has about $155 billion in assets in the United States. And analysts believe the bank isn’t finished making deals.
“The next leg of the U.S. expansion for TD will be much more centered on the U.S. Southeast rather than the Northeast,” says Sumit Malhotra, a banking analyst at Macquarie Equities Research.
UNC Charlotte finance professor Tony Plath says TD Bank will need to complete two or three acquisitions to gain a foothold in Charlotte and Raleigh, plus three more purchases to gain ground in Georgia.
“They’re not done yet,” he says. “ TD is going to build a complete Southeastern footprint.”
Few acquisitions available?
The challenge to entering the Charlotte market for TD Bank and its peers is the lack of a good target, Plath says. Charlotte is dominated by Wachovia Bank and Bank of America Corp., which together control about 90% of all local deposits. Regional banks BB&T, Fifth Third and SunTrust round out the top five. Most community banks in the area operate only a few branches and have less than $600 million in assets.
TD Bank also has signaled its willingness to grow organically, something it may be forced to do in Charlotte.
“I’m not aware of many banks that are opening new locations,” Masrani told Forbes.com last week. “We’re going to be opening 32 this year. Now that’s very much part of our network. You know, we continue to invest in our people. We continue to invest in our brand.”
TD Bank boasts the slogan “America’s most convenient bank.” It focuses on accessible branches, longer business hours than competitors and high-level customer service.
The bank avoided some of the worst challenges of the 2008 credit crisis because of its roots in the more conservative Canadian banking culture. It maintained higher-than-average capital ratios through the recession and did not participate in the U.S. Treasury’s Troubled Asset Relief Program.
But it did inherit some loan problems. The bank’s U.S. holding company recently reported a net loss of $19 million in the first quarter, after setting aside nearly $163 million for anticipated loan losses.
QUICKINFO
A LOOK AT TD BANK
•	The U.S. subsidiary of Canada’s Toronto-Dominion Bank; it entered this country in 2004 and is now one of the

15	largest U.S. banks after a series of acquisitions.

•	The bank, based in Cherry Hill, N.J., operates more than 1,000 branches on the East Coast and employs more than 22,000.
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7. Greenville’s future can change for the better
Greenville News (SC)
06/07/2010
MARY ANN PIRES
Right, Yogi. As usual, baseball icon Yogi Berra has an observation that’s perfect for the occasion.
The future, with the pending arrival of TD Bank Financial Group as new owner of South Financial Group, will likely not be what it used to be. Yet, it could be at least as good or even better. Only time will tell.
Personally, from where I sit in the bleachers, I’m guardedly optimistic. Having been through similar experiences as an “acquired” employee, a past resident of Westchester County, New York, which saw the departure of many headquarters companies, and for the past 24 years as a management consultant, things can go either way for the affected community. It’s too early to tell.
It’s premature because this is one area where my profession of public relations has done a good job. We’ve advised acquiring companies to be reassuring and we’ve advised the acquired to sound optimistic. Wonder of wonders, most have listened. That, combined with the fact that many things remain to be resolved in a deal like this, makes for what we’ve heard in recent weeks.
I’m glad to hear it, especially from folks close to the decision-makers who say they’ve been favorably impressed. We should be particularly inclined to take Greenville’s newest corporate citizen at its word, because it has a huge opportunity here and seems savvy enough to know it. In fact, there are multiple opportunities inherent in the pending TD acquisition.
The first, of course, is TD’s: to expand its already-successful enterprise in a new U.S. footprint. Likewise, to continue the legacy of one of the most generous citizens in a generous community. Greenville is a place where giving back carries a cache that I’ve seldom seen, nationwide. TD will have a center spot in the philanthropic spotlight to fill. That’s their business-cum-corporate citizenship opportunity.
But what of other businesses in Greenville? They have an opportunity too. This transition is an ideal time for them to jump into the grantor pool and really be noticed.
When I chaired the Greater Greenville Chamber’s first corporate giving conference in 2006, our goal was to expand the field of business donors, to get more companies involved. We still have a way to go, despite some good effort. It’s frustrating to see whole business sectors, as well as certain professional groups, still on the philanthropic sidelines. All the while, ruts have been worn to the entrances of the more generous companies.
Now’s the time to change that. New givers, as well as businesses that step up their giving even a little — understanding that it has everything to do with the bottom line — will benefit inordinately in these hardscrabble times. Needs are great, grantee appreciation is high and there’s less donor competition.
A third opportunity exists for our business, economic development and tourism entities: an opportunity to “walk the talk.” Every one of them touts the area’s cultural, artistic and human services organizations as they work to attract others to Greenville. They’re justifiably proud of them.
So, why not support them? Yes, with a little green. On the occasions I’ve suggested this, it’s resulted in startled looks. But why not? If business organizations and others think these entities are such assets and use them to promote the area, then why not help the best of them stay afloat?
There’s a fourth opportunity for area nonprofits. If the local philanthropic landscape shifts some, as TD and future newcomer-companies put their respective stamps on local giving, isn’t this a great time for them to repackage their “ask”? Are some new strategies called for, when the contacts are no longer the same old same old? Might it be timely to look at further collaboration — even consolidation?
Six years after moving here, I continue to marvel at how Greenville supports so many nonprofits, all doing much the same thing — only with different leadership. How long it can go on is anyone’s guess. I’ve seldom seen its like in 25 years of strategic philanthropy work. It’s both good and bad, in my view. A reflection of so-called “philanthropic entrepreneurialism,” for sure. But with a whole lot of redundancy and drain on the resource base. Greenville is blessed with great wealth, but is it limitless?
Change is unsettling. But it’s also liberating. After all, Greenville has been all about thoughtful change for 25 years. Why stop now?
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8. VIDEO CLIP: Canal Argent — Un jeu-questionnaire sur la planification financière [Financial Planning quiz]
Canal Argent
06/07/2010
To play clip in a separate window, click here.
Program: En Affaires
Station: Canal Argent
Date: 6/3/2010
Nathalie Amzallag, planificatrice financière chez TD Waterhouse, présente un jeu-questionnaire sur la planification financière. [Nathalie Amzallag, Financial Planner at TD Waterhouse, presents a quiz on financial planning.]
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9. 5 Banks That Might Get Burned by Reform
TheStreet.com
06/07/2010
PHILLIP VAN DORN
A controversial provision in the current version of the Senate’s financial reform bill could lead to dilutive common equity raises at several large banks.
The amendment, which was introduced to the Restoring American Financial Stability Act of 2010 by Sen. Susan Collins (R-Maine) and approved on May 15, would exclude trust preferred securities, or TruPS, from bank holding companies’ regulatory capital ratios. A vote on the full banking reform bill is still to come.
A bank holding company’s Tier 1 capital — also known as core capital — is a conservative regulatory capital measure, which excludes non-qualifying preferred stock, unrealized gains on securities, goodwill, and other intangible items including deferred tax assets, but many TruPS are included.
Because of their seniority over other share types, TruPS are thought of as “essentially debt” by some analysts and investors. The Federal Deposit Insurance Corp. has long been against including TruPS as part of Tier 1 capital, although the Federal Reserve determined in 1996 that up to 25% of a bank holding company’s Tier 1 capital could be comprised of this type of equity.
The largest U.S. bank holding companies, including Bank of America(BAC:NYSE), JPMorgan Chase(JPM:NYSE), Citigroup(C:NYSE) and Wells Fargo(WFC:NYSE) had relatively small portions of their reported Tier 1 capital in TruPS as of March 31, and the group would see little impact from the amendment.
But some holding companies that have higher portions of Tier 1 capital in TruPS look vulnerable and could need to raise additional common equity, depending on how the exclusion ends up being enacted, if it happens at all.
In a gently-worded statement, Rochdale Securities analyst Richard Bove said the provision would require that “American banks withdraw from the global financial system because Americans would not be allowed to compete.” He went on to say that enacting the amendment as written would “result in the loss by America of the world’s core currency and the shrinking of the American economy.”
Using data supplied by SNL Financial, the following five banks had the highest levels of qualifying trust preferred securities as part of their Tier 1 capital among the largest 50 U.S. bank holding companies as of March 31. The list excludes South Financial Group(TSFG:NYSE) because it’s since agreed to be acquired by TD Bank Financial Group(TD:NYSE).
The Tier 1 risk-based capital ratio needs to be at least 6% for a bank to be considered well capitalized under ordinary circumstances. Regulators are still mulling what appropriate capital levels should be for the industry, especially for holding companies that owe the government bailout money received through the Troubled Assets Relief Program, or TARP, or are facing significant loan losses.
5. M&T Bank Corp(MTB:NYSE) of Buffalo, N.Y. had $1.15 billion in qualifying trust preferred securities as of March 31, or 20% of Tier 1 capital, according to SNL Financial. The company owes $600 million in TARP money and its Tier 1 risk-based capital ratio was 8.9% as of March 31.
The company’s largest shareholder is Allied Irish Banks PLC(AIB:NYSE), which recently announced plans to sell its reported 22.5% stake in M&T during 2010.
In a recent report on the effect of the possible exclusion of trust preferred securities from Tier 1 capital on large regional bank holding companies, Credit Suisse analyst Craig Siegenthaler said that since M&T’s capital levels were already relatively low, “the amendment poses an additional headwind for MTB as its Tier 1 ratio will decline to 7.1% vs. [the Regional Banks peer] group average of 10.6%.”
M&T stands out among the large banks still owing TARP money because it has remained profitable through the credit crisis and has decent loan quality. M&T’s ratio of non-performing assets to total assets as of March 31 was 2.07%, which was the lowest for the five holding companies being discussed here, and compared favorably with the national aggregate nonperforming assets ratio of 3.43% reported by the FDIC.
The company’s first-quarter ratio of net charge-offs (actual loan losses) to average loans was a low 0.73%, with loan loss reserves staying way ahead of the pace of loan losses, to cover 1.73% of total loans. M&T’s charge-off ratio was the lowest among the group of five holding companies by far, and compared to a national aggregate of

2.84%.
The risk to M&T’s shareholders is that regulators could require a raise in common equity before the company pays its off TARP tab, since a Tier 1 risk-based capital ratio of 7.1% (excluding TruPS) wouldn’t greatly exceed the 6% benchmark for a well capitalized bank. Shares closed Wednesday at $79.67, up 21% year-to-date.
4. Fifth Third Bancorp(FITB:NYSE) had a Tier 1 risk-based capital ratio of 13.4% as of March 31 — the highest among our group of five. The company had $2.8 billion worth of qualifying trust preferred securities, or 21% of its Tier 1 capital.
Excluding TruPS, Credit Suisse estimates Fifth Third’s ratio would decline to 10.6%, which would still be high for a regional bank holding company in a normal credit environment.
In June 2009, after regulatory stress tests were completed, Fifth Third raised $1 billion in common equity. The company had previously raised $1.1 billion through a preferred offering in June 2008, and it still owes $3.4 billion in TARP money.
Fifth Third’s first-quarter results showed the company clearly turning a corner with reduced loan losses, lower nonperforming assets, and excess capital to ride through the latter stages of the credit crisis and repay TARP. But throw in an unexpected $2.8 billion Tier 1 capital hit, and Fifth Third’s common shareholders would likely be facing yet another dilutive secondary offering.
Fifth Third’s shares closed at $13.05 Wednesday, up 34% this year.
3. BB&T Corp.(BBT:NYSE) had $3.5 billion in qualifying trust preferred equity as of March 31. This would come to 25.6% of Tier 1 capital, although current reporting rules require the company to limit the TruPS component of their reported Tier 1 capital to 25%.
BB&T’s Tier 1 risk-based capital ratio was 11.6% as of March 31 and Credit Suisse estimates that if trust preferred securities were excluded, the ratio would drop to 8.6%, which is still a pretty high level. Also in the bank’s favor is that it has already repaid TARP, so it wouldn’t face extra regulatory pressure to raise capital.
The bank has remained profitable through the crisis, although earnings have been hurt by elevated loan loss provisions. While nonperforming assets continued to increase in the first quarter, the pace of increase slowed, and BB&T reported declines in early-stage loan delinquencies.
Hilliard Lyons analyst Ross Demmerle was neutral on BB&T in a report published on April 26, saying the shares were “fairly valued” at $34.28. The stock has pulled back 10% from there to close at $30.73 on Wednesday, although they were still up 22% year-to-date.
At these levels, the shares aren’t especially cheap, selling for 2.1 times tangible book value and 19.7 times the current average estimate of analysts polled by Thomson Reuters for 2010 earnings of $1.50 a share. However, for investors with long term horizons, the stock is attractively priced at right around 9.6 times Wall Street’s current 2012 consensus view for a profit of $3.10 a share.
2. Capital One Financial(COF:NYSE) had $3.6 billion in qualifying trust preferred securities as of March 31. The company’s ratio of qualifying trust preferred securities to Tier 1 capital was a whopping 31.6%, although reporting rules require the company to limit the trust-preferred component of reported tier 1 capital to 25%.
Capital One’s Tier 1 risk-based capital ratio stood at 9.6% as of March 31. Credit Suisse estimates the ratio would drop to 6.5% if trust preferred equity was completely and immediately excluded from Tier 1 capital.
A heavy-handed and quick implementation of the Collins amendment would make a dilutive secondary offering of common shares a real possibility for Capital One, but given a little time the company should be able to sufficiently boost its capital through earnings.
Capital One’s first-quarter net income came in at $636 million, or a return on average assets of 1.39%, and a return on equity of 12.15%. Those excellent numbers (in the current environment) reflect the company’s determination that the quality of its credit card portfolio had improved enough for it to reduce its quarterly provision for loan loss reserves to $1.47 billion, even though net loan charge-offs totaled $2 billion during the quarter. Continued “releasing” of reserves bodes well for both subsequent quarters and the Tier 1 risk-based capital ratio.
A company spokesperson told TheStreet: “it’s premature to speculate on the pending legislation.”
Shares closed at $41.75 Wednesday, up 9% this year, after pulling back from a high of $46.73 on April 23. At that level, the stock was trading at 1.8 times tangible book value and 11.2 times Wall Street’s average 2010 earnings estimate of $3.60 a share.
1. Out of the 50 largest domestic bank holding companies, Popular, Inc.(BPOP:NYSE), of San Juan, Puerto Rico had the highest ratio of qualifying trust preferred equity to Tier 1 capital as of March 31, at 33.6%. Qualifying trust preferred equity totaled $814 million.
The company’s Tier 1 risk-based capital ratio was 9.5% as of March 31, and based on a calculation that removes the allowed 25% of reported Tier 1 capital that was comprised of TruPS, the ratio would drop to 7.1%. However, that excludes the effect of the company’s recent acquisition of $9.4 billion in assets from the failed Westernbank Puerto Rico, and a preferred equity raise of $1.1 billion that has already been converted to common equity and will be included as Tier 1 capital.
Popular converted the $935 million in TARP money it owed to trust preferred securities in August 2009.
Another recent development was Popular’s announcement that it’s received a number of bids to sell a majority stake of its Evertec technology subsidiary. According to B. Riley & Co. analyst Joe Gladue, the sale “would permit Popular to recognize a gain of $700 to $750 million.”
For Popular, the major concern is loan quality, as nonperforming assets comprised 7.43% of total assets as of March 31, although reserves appeared adequate, covering 5.51% of total loans, while the net charge-off ratio was 3.84%. Puerto Rico’s unemployment rate exceeds 16% and Popular’s management has said that nonperforming loans could continue to increase for several quarters, so it remains to be seen when the company will turn a corner.
Despite the bank being in flux, Gladue is bullish on the shares with a 12-month price target of $4.25. Shares closed at $2.95 Wednesday, up 31% year-to-date.
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10. Canada no longer a safe haven; Correlation study; When foreign markets fall, so does Bay Street
National Post
06/05/2010
JOHN SHMUEL
Pg. FP8
Just as the global recovery seemed poised for lift-off, evidence is emerging it may be stalling out. Disappointing U.S. jobs figures released yesterday along with fiscal austerity measures now being instituted by about 60% of countries around the world, likely means investors should prepare for a rockier path ahead.
Stock markets have probably already sniffed this out, with the S&P 500 declining 11% since the end of April and the S&P/TSX composite index off 4.82%.
“It’s the equity markets that are more forward looking, and anticipate economic growth,” said Meny Grauman, an economist at CIBC World Markets, who issued a report this week suggesting consumer staples, telecommunications and health as good places to ride out the slowdown.
The report, co-authored with Benjamin Tal, found that while the average correlation between U.S. and Canadian stocks has increased somewhat over the past two decades, correlation between Canadian and non-U. S. markets has more than doubled to around 83%.
Furthermore, that correlation tightens further when markets are declining. Canadian equities are almost twice as correlated with global stock moves during months when international markets underperform their long-run average than when stocks are doing well.
“Our opinion is that the global economic recovery is slowing, and our view is that’s going to impact global equities and by extension, have repercussions for Canadian investors in particular,” Mr. Grauman said.
While GDP growth in the U.S., Canada and the Eurozone will be 3.7%, 3.45% and 1.9% in the first half of 2010. During the second half, that growth will slow to 1.9%, 1.7% and 0.9% respectively according to CIBC .
There’s no need to abandon Canadian equities altogether, he added. That’s because some sectors aren’t severely hampered by a slowdown in global growth.
“When there are global problems or global fears pushing down equity markets in different regions in the world, companies that are much more focused on domestic demand, or are much bigger beneficiaries of domestic demand than international demand, tend to be less affected,” says Mr. Grauman.
Telecoms, health and consumer staples are good examples. On the other hand, financials, industrials and materials are more likely to experience price volatility.
“However, it’s important to keep in mind all these sectors show positive correlation with global equities,” says Mr. Grauman, meaning all have potential for exposure to a slowing global economic recovery.
Two other asset classes also may provide shelter. The report notes that since 1970, bonds and commodity futures have shown to be less sensitive to global economic performance. However, it cautions that the current economic climate provides an anomaly where this isn’t necessarily true.
Mr. Grauman says that’s because increased Bank of Canada rates will make bonds much less attractive now than in previous recoveries. Commodity futures meanwhile are impacted because the large demand from emerging markets likely won’t meet what was predicted only a short time ago.
“You really have to look at the particular point in time that you’re at and evaluate it. The analysis [in the report] really abstracts across a significant amount of time, looking at a period since 1970,” Mr. Grauman says. “Every time markets fall there’s certain general reasons that we can abstract across time and there are certain specifics. So we have to take those general conclusions that we present and really adapt them to current circumstances.”
Ultimately, Mr. Grauman says the slowed economic growth will present fewer opportunities for diversification, but if investors play it smart, they can capitalize on the slower growth.
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11. Wal-Mart new kid on bank block; Launches June 15; Will offer ‘convenient and value-focused products, services’
National Post
06/05/2010
JOHN GREENWOOD
Pg. FP3
Wal-Mart Stores Inc. changed the face of retail in North America by making life easier for the little guy through its simple formula of cutting prices and cranking up volumes.
Is banking next?
This week the retailing giant won final approval to open a bank in Canada , providing entry to an industry that has been much criticized for perceived high prices and lack of competition.
Andrew Pelletier, a spokesman for Wal-Mart Canada , said the company plans to provide “convenient and value-focused financial products and services” for its customers.
He declined to discuss details of the company’s plans in advance of the official lunch of the new bank , set for June 15.
While the rise of Wal-Mart has been a boon for consumers, it has been devastating for competitors, many of whom ended up being bought out or going out of business.
In the United States, fierce resistance from the banking industry forced the retailer to abandon a bid to buy a bank early in the decade, though it continues to offer services such as cheque cashing and money transfer.
Wal-Mart applied for the licence to the Office of the Superintendent of Financial Institutions , the Canadian banking regulator, nearly two years ago. Mr. Pelletier declined to discuss why the process has taken so long.
If Wal-Mart saw opportunities south of the border where there are more than 1,000 banks fighting it out for customer deposits, there would likely be an even bigger prize waiting in this country, where the industry is dominated by a oligopoly of just six major players.
Consumer groups regularly complain about credit card fees and low interest rates on savings accounts available to bank customers in Canada . Management fees on Canadian mutual funds, most of which are controlled by the big banks, are similarly out of whack compared with the United States and other developed countries.
In the United States, Wal-Mart is a significant player in the money-transfer business, partly because many of its customers are recent immigrants still with family in other parts of the world. Additional services, such as the ability to offer deposits and make loans, would provide further opportunity to the company at a time when profits from its bread-and-butter retail business have come under pressure from the recession.
Wal-Mart would not be the first non- bank to try to break into financial services in Canada . Other retailers such as Canadian Tire Corp. and Loblaw Cos. are also working to establish themselves.
One of Wal-Mart’s main advantages may be its reputation for low prices, which may help it get the word out to potential customers that it can offer a better deal than the competition at a time when Canadian consumers are scrambling for all the savings they can get.

The federal government has recently taken steps to shake up the banking sector, including the decision to make it easier for credit unions to expand across the country and the move to prohibit banks from using their websites to sell insurance.
Opening a bank is a costly undertaking for Wal-Mart and the company will likely move carefully as it plots its moves over the next few years, but it clearly believes the investment will pay off.
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12. When insurers say ‘more choices,’ it means ‘less coverage’
The Toronto Sun
06/06/2010
ALAN SHANOFF
Pg. O6
Unless you’re a lawyer or are familiar with insurance laws you probably don’t understand the car insurance coverage you have or need.
This situation will only get worse come Sept. 1, when Ontario’s new no-fault benefits laws come into force.
If you are in a car accident you’re entitled to make a claim for no-fault benefits. These benefits cover such things as medical/rehabilitation costs, income loss, caregiver and housekeeping expenses.
As of Sept. 1, these benefits will be restricted and reduced save in cases of catastrophic injury.
If you have car insurance , the claim for no-fault benefits is made against your insurer, not the insurer of the other vehicle, regardless of who caused the accident.
If you are a pedestrian or cyclist and involved in a car accident but don’t have car insurance , the claim for no-fault benefits is made against the insurer of the car.
Aside from a claim for no-fault benefits, you can also sue the other driver or owner for negligence and claim money for such things as pain and suffering, loss of enjoyment of life, future loss of income and additional medical rehab payments not included in the no-fault benefits. But the law doesn’t permit such a claim unless your injuries are “serious and permanent”.
Worse, an automatic $30,000 is deducted from any award under $100,000 (although you can pay an extra premium up front and the $30,000 is lowered to $20,000).
To qualify as serious and permanent, the harm must be permanent and the injury must substantially interfere with one’s ability to continue with their employment, or substantially interfere with most of one’s usual daily activities.
That prejudices retirees, children, students and the unemployed, according to personal injury lawyer Adam Wagman.
Since most claims don’t involve injuries that meet the definition of serious and permanent, accident victims are usually left with a claim for only no-fault benefits.
That’s why you need to know the precise amount of these benefits so you can decide if you have adequate coverage.

Ontario’s insurance regulator, the Financial Services Commission of Ontario, has ordered car insurers to explain the massive changes looming for car owners effective Sept. 1.
ADDITIONAL PREMIUMS
You’ll soon be receiving a document titled Changes to Ontario Auto Insurance Give You More Choice.
What “more choice” means is that your coverage is automatically reduced but you’ll have the option of paying additional premiums to beef up your no-fault benefits. But chances are very few will sign up for increased coverage.
According to personal injury lawyer Darcy Merkur, approximately 3% of car owners have purchased the currently available optional coverage and “it is unrealistic to think that motorists will suddenly understand the need to purchase optional coverage to properly protect themselves in the event of a motor vehicle accident.”
But if you don’t purchase optional coverage and are in an accident after Sept. 1, you’ll have far less benefits as compared to having been in the accident before Sept. 1.
Worse, if you don’t own a car and don’t have car insurance , you’ll have no ability to purchase the optional coverage.
According to Patrick Brown, Past President of the Ontario Trial Lawyers Association, the new law “creates an injustice” for pedestrians, cyclists and public transit users who don’t own a car.
He adds, “perhaps the greatest injustice of this new law falls upon children. If a parent doesn’t own a car there will be less coverage for their children hurt in a car accident.”
Brown argues “if laws are to be changed, why not protect the most vulnerable first? Let’s not forget that people who do not drive are consumers as well”.
According to Wagman, promises by Ontario’s finance minister to modify the law to benefit both consumers and insurers haven’t been kept, the new laws are one-sided and many innocent accident victims in need of income protection, medical treatment and rehab will suffer. Yes, but now we have more choice, don’t we?
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13. Mortgage rates creeping up; Don’t expect rates to rise as quickly as they fell
Ottawa Citizen
06/07/2010
HELEN MORRIS
Pg. G7
Whichever way you look at it, interest rates have been pretty low of late. However, fixed-rate mortgages are rising and variable mortgage rate hikes are almost sure to follow.
The Bank of Canada’s recent increase kicks off what is sure to be a string of small rate increases, says Grant Bishop, economist at TD Bank Financial Group. By controlling interest rates, Bishop says the Bank of Canada wants to ensure that inflation stays within the two per cent per year target.
However, the economy is not quite running at full throttle, despite recent healthy growth, so rate rises are not expected to be rapid: “It’s not going to be an elevator ride up, the way it was going down,” Bishop says. “Rather, it’s going to be a series of 50 and 75 basis point hikes over the course of the next six quarters, in order to bring the overall interest rate to its target level when the economy is at full capacity.”
Before those hikes take place, it may be a good time to take a look at your current mortgage deal. As rates go up, borrowers with a variable rate may want to think about locking into a fixed-rate deal.
“The problem is,” says Lois Volk, mortgage broker with Invis, “there’s such a difference between the variable rates right now and the fixed rates.
Volk says many clients do opt for the higher, fixed rate: “First-time buyers usually take fixed rates, even when there is such a differential. Most of them are concerned about their budget and don’t want any surprises. If you’re going to lie awake at night worrying about mortgage rates going up tomorrow, a variable-rate mortgage isn’t for you.”
This month’s spring survey report on the residential mortgage market from the Canadian Association of Accredited Mortgage Professionals (CAAMP) suggests there are many borrowers who value a good night’s sleep.
Of the mortgages taken out during the past year, the report says, 65 per cent were fixed rate, 29 per cent variable and 6 per cent were a combination. The report also noted that 12 per cent of those taking a fixed-rate mortgage were locking in from a variable rate in anticipation of rate hikes.
Despite the anticipated increases, rates are — historically speaking — still very low. “If you feel comfortable with a variable mortgage then stay with a variable mortgage,” says Jim Murphy, president and CEO of CAAMP. “If you want comfort in terms of your mortgage and your payments, then you’ve got to look at the features of your mortgage to see if you can lock in to a fixed-term mortgage.”
From July 1, the new Harmonized Sales Tax will also increase costs by taxing various household payments such as utilities, so overall budgets will increase in addition to mortgage payment hikes.
Of course, predicting rate rises is very far from an exact science.
“People that have purchased before and that have had variable rates, have done very well, especially over the last five years,” says Volk.
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14. Value key to inner-city success
Calgary Herald
06/07/2010
KATHY McCORMICK
Calgary has the demographics and the dynamics to attract people to live downtown — even with the recent slump in highrise activity in areas such as the Beltline, says an expert in inner-city condos.
But it will take some innovation for condo developers specializing in concrete towers to be a success, says Calvin Buss of Buss Marketing.
“The downtown condo towers in the first quarter had just over 100 sales,” he says. “That’s not many when you consider how many towers are under construction or selling now.”

About 10 highrise buildings within the Beltline area have units for sale, he says.
“And if you look at it, two projects had most of those sales. Midtown had about 55 sales and Luna had an additional 20. That doesn’t leave much for all the rest of the downtown projects.”
The Beltline is bounded by 14th Street S.W. on the west, the Elbow River on the east, the CPR tracks on the north and 17th Avenue on the south.
The reasons for the success of the two projects boils down to price, he says.
Luna, the third condo tower by Qualex-Landmark, re-negotiated prices with suppliers.
The price per square foot was in the range of $390 for the 20 units it sold from Jan. 1 to the end of March, says Buss.
Most other developments were more in line with $500 per square foot or more.
Midtown, the tower that Pointe of View rescued from receivership, has average prices per square foot in the $400 to $500 range.
But the 55 units it sold from January to March were smaller, so prices were lower.
“Some units were just 510 square feet — so averaging the price per square foot to $450, the price of those condos was just $230,000.”
And people were buying. “People want to live downtown and it’s a clean, new and safe inner city,” says Buss. “If the in-migration numbers are strong, it will have a disproportionate benefit for the inner city because, generally, those coming in are younger.”
In-migration refers to the movement of people to Calgary.
Investment continues to be a motivating factor to purchase a condo, says a recent survey by TD Canada Trust.
“Calgarians continue to see the value in purchasing a condo as an investment strategy,” says Chris Wisniewski, associate vice-president of real estate and secured lending for TD Canada Trust. “Affordability and stable monthly expenses can make condos very attractive for both first-time buyers and investors.”
The remaining units still in inventory within the inner city are larger — and, thus, pricier.
“Close to 575 units are standing inventory, either finished or under construction and waiting for sales,” says Buss. “That will take a long time to absorb and sales have slowed considerably because most are too big and/ or too expensive.”
But that won’t stop either buyers or developers, he says.
“Buyers today draw the line at how much they will spend — and how much they can spend, how much debt they are willing to purchase and the price of that debt.
“Those developers who succeed are the ones with the best value. They won’t stop developing, but they’ll find different ways of creating and innovating to compete against the standing inventory.”
As of the end of March, 75 multi-family condo apartment units had been started, says Altus Group — down from 84 in 2009. And 3,874 were under construction to the end of March — a number that may seem high, but it compares to 6,225 the previous year.
Four hundred and nineteen units were completed but unabsorbed to the end of March, compared to 165 last year for the same period, says CMHC.
“The number of resale condominium apartment transactions in Calgary and Edmonton remains elevated and the number of units under construction has declined,” says the latest Altus report. “Both factors bode well for gradual increases in condo apartment construction this year and next.”
In its just-released Spring 2010 Calgary Housing Market Outlook, Canada Mortgage and Housing Corp. is also calling for an increase.
“New multi-family construction is expected to reach 2,300 units in 2010, an increase of 49 per cent from the previous year,” says the report. “As the economy improves and apartment inventories decline, multi-family production is forecast to increase 35 per cent in 2011 to 3,100 units.”
Buss says CMHC has forecast immigration at about 17,000 for this year, down from a 10-year average at about 18,000.
“If the number of (multifamily housing construction) starts remain around 2,000 for 2010, compared to the average from 2002 to 2008 at about 5,800, then Calgary will need more new condominiums.”
When the new inventory is absorbed, there will be a shortage unless new developments are started — and soon, since highrise towers take so long to build.
Don Campbell, the author of several real estate books, is high on Calgary as well.
“This city is one of the economic world leaders,” says the president of REIN (Real Estate Investment Network, which has more than 3,000 investors).
“From an affordability factor, condos will become more popular in Alberta. People moving from other provinces are used to living downtown. They want the vibrancy and the density.”
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15. Getting Engaged
YorkU Magazine
Summer 2010
MICHAEL TODD
The word “engagement” can mean many things to many people, from forming romantic attachments to sharing in the activities of a group. It’s that second enterprise the York University-TD Community Engagement Centre (CEC) is, well, engaged in. Part of, and partner with, the local Jane-Finch community, the centre is located in Yorkgate Mall — the heart of the neighbourhood at the busy northwest corner of Jane Street and Finch Avenue.
Outside Yorkgate, to the west, power lines tower over empty soccer fields soggy from spring rain. To the east, 1960s-style highrises loom against the skyline. Inside the mall, though, it’s a different world, with a kaleidoscopic number of cultures rubbing shoulders. Wander down the hall and around the corner from the CEC’s unassuming but welcoming second-floor entrance and you smell the delicious odours of Jamaican and South Asian cooking — there are fish balls, peas and rice, potato and chicken rotis, and savoury oxtails floating in gravy. Downstairs, the local supermarket sells everything from condiments for Thai and Vietnamese cuisines to plantains, breadfruit and durian.
In short, the CEC has a good majority of the world’s cultures flowing past its front door every day. That was a major reason for locating the centre in the heart of the community, rather than making the community come to it, says executive director Sue Levesque.
“We’re located in the mall because we wanted to create an intimate and accessible point of contact between York and Jane & Finch.”
The centre was established in 2008 with a $1-million gift from TD Bank Financial Group, with the goal of enhancing student learning and building stronger community ties through community and University-related projects. It is part of a long York tradition of involvement with the local area, such as the Westview Partnership with nearby schools begun in 1992. Now, with the storefront CEC operation, York professors and students and their community partners are able to help out with things like a school documentary film-making program, a science homework club, tax preparation clinics, mapping local food assets, tutoring and mentoring local youth, and offering legal advice, among many other initiatives.
Certainly Jan Hadlaw, a York design professor, is challenging her students to get out there. Those enrolled in her Design for Public Awareness course are intimately involved with several projects with Jane-Finch/Black Creek community groups. On a late spring afternoon in one of York’s high-tech design studios, Hadlaw’s students are tutoring pupils from Jane-Finch’s C.W. Jefferys and Emery Collegiate Institutes. They’re helping the high-schoolers refine posters for a Hospital for Sick Children conference on child health equity. The computer screens cast a blue glow on the faces of the students and their York design mentors as they huddle over the work, tweaking some type here, shifting an image there. The high-schoolers watch as images and text gradually fall into place. Their pleasure is obvious.
Hadlaw’s students are also involved in the Jane-Finch Poets’ “Poverty/Poetry” project. The J-F Poets are a small group of writers who came together while taking a high-school prep course offered by Frontier College and discovered their common love of writing. Soon they organized a poetry contest open to the Jane-Finch community and invited local youth to submit poetry, spoken word and lyrics. Hadlaw’s students are now collaborating with the J-F Poets to design and produce a series of posters and a poetry chapbook. Hadlaw says the CEC’s commitment and involvement with the community was what made it possible for her to design the course and organize community projects around it.
Another exciting student program the CEC is involved with is the 16-year-old Urban Diversity Initiative of York’s Faculty of Education. Working in local classrooms and with community groups, Urban Diversity teacher candidates learn how to look at education differently — from the point of view of students who are often marginalized in school. They also learn to challenge their biases about different communities, explore the perspectives of marginalized students and develop strategies to support those students’ experiences in the curriculum.
“If you don’t know the community your students live in — the social and racial dynamics — you won’t be as effective,” says Levesque.
Cleoni Crawford is also a beneficiary of York’s involvement with the Black Creek/Jane-Finch community — not as a student but as the owner of a fledgling small business. Through a friend, she heard about a local initiative called the Black Creek Micro-Credit Program, developed with the help of key York people such as social work Professor
Susan McGrath, economics and public policy Professor Brenda Spotton Visano, Associate Vice-President Academic Rhonda Lenton and Levesque.
“Micro-credit is a way of delivering small loans for business and training to people who would otherwise have difficulty accessing credit through traditional banking,” says Spotton Visano. “It offers assistance from the local community in securing a loan for people who have a great business plan and strong ties to the community, but face financial barriers. The program provides easier access to startup capital but also an opportunity for community members to learn from and support each other in shared endeavours. It’s truly capacity building.”
It was Spotton Visano’s students who did market research on the kinds of ventures micro loans might fund in the community, such as hairstyling, home daycare and catering businesses. The students also did research on various types of micro loan scenarios around the world, says Barry Rieder, a United Church of Canada minister who does pastoral and community development work in the Jane-Finch community, and who was instrumental in bringing people together to get the program up and running this year.
Crawford, a Jane-Finch resident, was one of the program’s first clients to have a micro-credit loan approved, after being turned down by numerous banks and loan companies, she says. Her business, called C-virtue, is a Christian-inspired brand that offers a fashionable but modest line of women’s clothing. Crawford used the $5,000 loan she received through the Black Creek Micro- Credit Program to establish an office at Dufferin Street and Tycos Drive, in the heart of Toronto’s clothing district. Now she has a real office (“as opposed to working out of my home”), access to sewing, cutting and showrooms, and a chance to meet people in the clothing design and manufacturing industry first-hand — something that would not have been possible when she was based at home. Her fashions have already been featured on Christian-oriented television shows such as “100 Huntley Street”.
“Funding for businesses like Cleoni’s are what the CEC, community involvement and the area’s various support programs are all about,” says Rieder. “We knew people had problems accessing capital, so we decided we could develop our own community loan fund. We don’t look at it as a handout for the Cleoni Crawfords of the Black Creek community, we see it as a hand up.”
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16. Canadian health care falls short of what we deserve
The Globe and Mail
06/07/2010 11:12:20
DAVID GRATZER
Pg. A13
‘Can you help me find a family doctor?” It’s a question I’m asked practically every day in the hospital wards where I work. No wonder. According to the Canadian Medical Association, four million to five million people lack a family physician.
The doctor shortage is a major problem with our health-care system. Unfortunately, it’s just one of many. Our patients wait too long for basic care. The system is plagued by too much bureaucracy. And despite a massive infusion of money — the Ontario health budget has roughly doubled in the past decade — we must acknowledge what no government official is willing to admit: Canadian health care falls short of what we deserve.
There has been progress in reducing wait times in the five priority areas set out by the federal and provincial governments. Radiation therapy, for example, is delivered in a timelier manner in some cities across Canada than just a few years ago. But even drawing on government statistics — which are often inconsistent from province to province — Canadians wait too long for everything from surgeries like knee replacements (seven provinces fail to meet the benchmark wait times) to MRI scans (a majority of provinces aren’t even collecting proper data yet). In other words, we’re falling short, even after massive increases in spending, even by governments’ own standards and data.
Two years after a parliamentary committee called unanimously for reform, we still lag behind many European countries on the introduction of new and orphan drugs to treat rare disorders. There are still too many tragedies. Think of the Montreal woman who died recently after waiting four days in a hospital ER, the last of a string of Quebec deaths that led the head of that province’s College of Physicians to hope for a “miracle.”
With so many problems, provincial governments are forced to spend hundreds of millions of dollars every year purchasing American health care for Canadians. Yes, our public dollars go to pay for their private health services.
Canadians, though, are routinely told how well our health-care system compares to those of other nations. It’s not so. Take the United States. Despite the heated political rhetoric north of the 49th parallel about American health care, their patients are more likely to survive cancer (66.3 per cent over five years for American men, but 58 per cent for Canadian men, based on recent data from national databases). Their outcomes are also better for heart attacks and transplants. And, based on data from the Joint Canada/U.S. Survey of Health, Americans have greater access to preventive screening tests and higher treatment rates for chronic illnesses, and the poor under our public system seem to be less healthy relative to the non-poor than their American counterparts.
That’s not an endorsement of an American-style system. Far from it. But for too long, we’ve looked south of the border and felt smug, very smug. In the coming years, we as a nation will spend more on health care but, as a new TD Economics report suggests, we can’t simply spend, spend, spend given the limits of economic growth and the realities of an aging population. We need to look to other countries for ideas — even, yes, the United States.
We must emphasize health, and not just health care.
Almost one in five adult Canadians is obese. A major cost driver in future years will be treating diseases (like hypertension and diabetes) that can often be prevented if people choose healthier lifestyles.
There is a role for the private sector in health-care delivery.
Provincial governments have tried to do too much for too long. The Labour government led the way in Britain, for example, contracting out services to the private sector — even surgeries — and thus saving money and increasing capacity.
People need to pay more directly for their health care.
The objective isn’t to make a cancer patient burn her life savings to pay for her care — although this happens too often to some patients in Canada’s health-care system, as seen in a survey of breast cancer survivors released by the Canadian Breast Cancer Network recently. No, the goal is to use limited cost-sharing to make sure patients don’t see health care as “free” and abuse resources that should be directed to those in need. Whether it’s Swedish user fees or American health savings accounts, progressive alternatives exist.
Canada has first-rate physicians and nurses — but a second-rate system. Canadians deserve first-rate care capacity, first-rate health prevention and first-rate technology. And enough physicians and nurses to deliver it to patients. And that is the system we deserve.
David Gratzer is participating in tonight’s Munk Debate, with the resolution: “Be it resolved: I would rather get sick in the U.S. than Canada.”
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17. Philly shows off its pedal at annual Cycling Championship
Philadelphia Daily News
06/07/2010
JOSH FERNANDEZ
Joan Iacocca and Kathy Francis rode their bicycles from Lansdale to Philadelphia in the brutally humid weather to watch the TD Bank 26th International Cycling Championship yesterday. Decked out in colorful bike-racer jerseys and helmets, Iacocca, 64, and Francis, 68, didn’t stop at their favorite watching place, the “Manayunk Wall.” Instead, they scoped out the Art Museum and then pedaled back to Manayunk. “We particularly like riding throughout the race, seeing it at every stage, not locked in to being in the same spot,” Iacocca said. “Some years when we come, we see them [the racers] at the top of the wall, and then go over to the museum These two enthusiasts were among tens of thousands of fans, according to officials, who watched male and female professional cyclists pedal their hearts out during the 156-mile race. During the first half of the race, hundreds of spectators poured out of the Manayunk SEPTA train station every 40 minutes and crowded the sidewalks at the base of the Wall. At Levering and Cresson streets, the base of the Wall provided spectators with a front-row seat for one of the hardest parts of the race course. Two of those spectators were Bob and Denise Webb. Denise, who has watched the race twice before, brought her husband for his first race. “I’m in love with this event,” she said. “I usually get here at 9 a.m., but I wanted to sleep in.” Bob Webb, who was wearing an orange Flyers T-shirt, was enjoying the atmosphere but couldn’t wait for last night’s hockey game. “The race is exciting, but there’s one every year,” he said. “The Flyers playing for the Stanley Cup — not so much. That’s more like once every 23 years.” Nearby, Ellen Nelson, 28, was standing among high-school friends from out of town, enjoying the culmination of the weekend. “I bike everywhere in Philly, and I love this race,” she said. “It was a good excuse for all of us to get together because we don’t see each other very often.” Former national cyclist Aubrey Gordon, 53, stood on the north side of the Parkway as the men’s race finished. Gordon came from his home in Reading to watch the race, and he was confident the constant threat of rain wouldn’t ruin that for him. “This race has always had good weather . . .. it’s truly blessed,” he said. “I always come here every year. I don’t miss it for anything.”
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The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc. (« South Financial »), la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc afin qu’ils l’examinent. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée et la circulaire de sollicitation de procurations ou le prospectus définitif lorsqu’il sera disponible, ainsi que les autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire et ils pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif lorsqu’il sera disponible, ainsi que des autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande [à La Banque Toronto-Dominion, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 416-308-9030] ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, son avis de convocation à l’assemblée annuelle et sa circulaire de la direction sollicitant des procurations, qui a été déposée auprès de la SEC le 25 février 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de sa plus récente assemblée annuelle, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, seront inclus dans la circulaire d’information/le prospectus et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.